September 19, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler

Russell Mancuso

Tom Jones

Re:                             Vitae Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-198090)

Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. (Eastern Time) on September 23, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 8, 2014, through the date hereof:

Preliminary Prospectus dated September 8, 2014:

2,305 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

STIFEL NICOLAUS & COMPANY, INCORPORATED
BMO CAPITAL MARKETS CORP.

As representatives of the several Underwriters

By: STIFEL NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Seth Rubin
Name:	Seth Rubin
Title:	Managing Director

By: BMO CAPITAL MARKETS CORP.

By:	/s/ Lori A. Begley
Name:	Lori A. Begley
Title:	Managing Director